Exhibit 99.1

Crescent Point Announces Q3 2022 Results and 2023 Budget

CALGARY, AB, Oct. 26, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2022, its formal 2023 budget, a quarterly dividend and a special dividend, while also updating its five-year outlook.

KEY HIGHLIGHTS

  Generated $233.7 million of excess cash flow in third quarter, driven by the Company's high netback asset base.
  Returning 50 percent of discretionary excess flow, in addition to the base dividend, to shareholders for third quarter 2022.
  Repurchased 8.2 million shares in third quarter and 3.0 million shares to-date in October 2022.
  Declared a special dividend of $0.035 per share, based on third quarter results, and a quarterly dividend of $0.08 per share.
  Disciplined 2023 guidance expected to generate $1.1 to $1.5 billion of excess cash flow at US$75/bbl to US$85/bbl WTI.
  Achieved another strong IP30 rate of 900 boe/d per well on a recent pad and acquired 80 net sections in Kaybob Duvernay.
  Received recognition of the Company's improved ESG practices through MSCI's upgraded rating of "AA".

"We are returning a meaningful amount of capital back to our shareholders for third quarter as a result of our strong financial and operational performance", said Craig Bryksa, President and CEO of Crescent Point. "In addition, we bolstered our resource base through a land acquisition during the quarter while also advancing other operational initiatives to further enhance our long-term sustainability. Our 2023 and five-year outlook are expected to generate significant excess cash flow and returns for shareholders, further building on our continued execution."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $576.5 million during third quarter 2022, or $1.02 per share diluted, driven by a strong operating netback of $59.28 per boe.
  For the quarter ended September 30, 2022, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $308.5 million.
  The Company's excess cash flow in third quarter 2022 totaled $233.7 million.
  Crescent Point's net debt as at September 30, 2022 was $1.2 billion, reflecting a reduction of approximately $270 million in the quarter. The Company reduced its net debt with proceeds received from the disposition of certain non-core assets, as previously announced, and continued excess cash flow generation.
  Crescent Point reported net income of $466.4 million, or $0.82 per share diluted, for the quarter ended September 30, 2022.

RETURN OF CAPITAL HIGHLIGHTS

  Discretionary excess cash flow, or excess cash flow less base dividends, totaled $188.8 million during third quarter 2022, of which approximately 50 percent is being returned to shareholders through share repurchases and a special dividend.
  Total return of capital to shareholders for third quarter 2022, including the base dividend, is $139.4 million.
  The Company remains active on its normal course issuer bid ("NCIB") and repurchased 8.2 million shares in third quarter 2022 for approximately $75 million. Crescent Point has also repurchased 3.0 million shares to date in October 2022 for approximately $29 million as part of its return of capital to shareholders during fourth quarter 2022.
  The Company's Board of Directors has declared a special cash dividend, based on third quarter 2022 results, of $0.035 per share payable on November 14, 2022, to shareholders of record as of the close of business on November 4, 2022.
  Subsequent to the quarter, Crescent Point's Board also declared a quarterly cash base dividend of $0.08 per share payable on January 3, 2023 to shareholders of record on December 15, 2022.

OPERATIONAL HIGHLIGHTS

  Average production for the quarter ended September 30, 2022 was 133,019 boe/d, comprised of over 80 percent oil and liquids.
  Crescent Point continues to generate strong operational results in its Kaybob Duvernay play, resulting in attractive asset level returns. The Company recently brought on stream its third fully operated multi-well pad achieving an average 30-day initial production ("IP30") rate of approximately 900 boe/d per well (81% condensate, 5% NGL and 14% shale gas), which is expected to payout in approximately six months from the initial on-stream date at current commodity prices.
  During third quarter, Crescent Point acquired additional lands in the Kaybob Duvernay for cash consideration of approximately $87 million. This acquisition included approximately 80 net sections of crown land with a 100 percent working interest, further expanding the Company's drilling inventory in the play. Given its significant running room in the Kaybob Duvernay, Crescent Point expects to increase the proportion of capital it allocates to this high-return asset within its five-year plan. As a result, production in this area is expected to grow in a disciplined manner from approximately 35,000 boe/d in 2022 to over 50,000 boe/d by 2027, subject to commodity prices.
  In its southeast and southwest Saskatchewan operations, Crescent Point continued to advance its decline mitigation projects during third quarter to further enhance long-term sustainability. This included secondary recovery waterflood programs and the initiation of a polymer flood, a tertiary form of recovery, within a unit in the Company's Shaunavon play in southwest Saskatchewan.
  During third quarter 2022, Crescent Point successfully drilled its first multi-lateral, open-hole horizontal well in its Viewfield Bakken play in southeast Saskatchewan with strong performance to-date. The Company is currently drilling a subsequent multi-lateral, open-hole horizontal well in the play. This innovation in well design removes the need for fracture stimulation and has the potential to expand the number of economic locations currently identified in the area.
  Crescent Point's continued commitment to strong environmental, social and governance ("ESG") practices was recently recognized by Morgan Stanley Capital International ("MSCI") Inc. which increased its rating to "AA". This is the second consecutive year the Company has received an increase in its ESG Ratings assessment from MSCI Inc.

2022 GUIDANCE

  The Company's 2022 development capital expenditures guidance has been slightly increased to $950 million, from $875 to $900 million previously. This increase reflects a higher inflationary cost environment and Crescent Point's decision to maintain an active drilling rig in its Kaybob Duvernay and North Dakota plays where the Company is currently ahead of schedule on its 2022 drilling program. Crescent Point remains on track to meet its 2022 annual average production guidance, which is now at the mid-point of its prior range of 130,000 to 134,000 boe/d.

2023 GUIDANCE

  Crescent Point plans to generate annual average production of 134,000 to 138,000 boe/d in 2023. Based on development capital expenditures of $1.0 to $1.1 billion, the Company expects to generate approximately $1.1 to $1.5 billion of excess cash flow at US$75/bbl to US$85/bbl WTI. The Company's 2023 budget, including its base dividend, is fully funded at less than US$50/bbl WTI. Crescent Point expects to achieve this annual production guidance with spending toward the lower end of its budget based on projected costs in the current commodity price environment.
  Crescent Point's allocation of its 2023 budget is centered around risk-adjusted returns and remains focused within its four major operating areas. In the Kaybob Duvernay and North Dakota resource plays, the Company plans to operate a one rig drilling program with a focus on realizing additional efficiencies. Crescent Point's Kaybob Duvernay budget is also expected to include a step-out drilling program to identify new potential drilling locations. In southeast and southwest Saskatchewan, the Company plans to continue to focus on low risk, high-return development, advancement of its decline mitigation programs and further expansion of the economic boundaries within these assets.
  Consistent with its capital allocation framework, the Company plans to allocate approximately 15 percent of its 2023 budget to long-term projects to enhance its sustainability. Such projects include the continued advancement of various decline mitigation programs, such as waterflood and polymer floods, and environmental initiatives designed to reduce Crescent Point's emissions and inactive well inventory.

OUTLOOK

Crescent Point continues to demonstrate strong operational and financial execution, while taking a disciplined approach to capital allocation and maintaining its commitment to returning a meaningful amount of capital back to shareholders.

The Company expects to generate significant excess cash flow of approximately $1.1 to $1.5 billion, based on its 2023 guidance at US$75/bbl to US$85/bbl WTI, allowing for significant returns to shareholders, including an expected further improvement in its leverage ratio to less than 0.3 times net debt to adjusted funds flow.

Approximately 15 percent of the Company's total production is currently hedged in 2023, including over 20 percent in first half of the year. Crescent Point will remain disciplined in its hedging strategy in the context of market conditions.

In conjunction with its 2023 budget, the Company has updated its five-year outlook, which is expected to generate approximately $5.0 to $6.0 billion of cumulative after-tax excess cash flow from 2023 to 2027, at US$75/bbl to US$85/bbl WTI. Crescent Point's five-year plan assumes annual average production increasing to approximately 145,000 boe/d by 2027, subject to commodity prices. This plan remains disciplined with a continued focus on returns and long-term sustainability.

Crescent Point remains in a strong financial position and is focused on creating long-term value for shareholders through a combination of returning capital and continually enhancing the sustainability of the business on a per-share basis.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, October 26, 2022 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2022 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) (1)	130,000 - 134,000	132,000

Capital Expenditures
Development capital expenditures ($ millions)	$875 - $900	$950
Capitalized administration ($ millions)	$40	$45
Total ($ millions) (2)	$915 - $940	$995

Other Information for 2022 Guidance
Reclamation activities ($ millions) (3)	$20	$20
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.75 - $14.25	$14.75
1) Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling &
development and 10% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

2023 GUIDANCE

Total Annual Average Production (boe/d) (1)	134,000 - 138,000
Capital Expenditures
Development capital expenditures ($ millions)	$1,000 - $1,100
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,040 - $1,140

Other Information for 2023 Guidance
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
1) Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spendis allocated on an approximate basis as follows: 90% drilling &
development and 10% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.08
Additional Return of Capital
% of discretionary excess cash flow (1)(2)	50%
1) Discretionary excess cash flow is calculated as excess cash flow less base dividends
2) This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2022, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions except per share and per boe amounts)	2022	2021	2022	2021
Financial
Cash flow from operating activities	647.0	414.2	1,602.7	1,003.4
Adjusted funds flow from operations (1)	576.5	393.9	1,709.6	1,044.4
Per share (1) (2)	1.02	0.67	2.97	1.83
Net income	466.4	77.5	1,981.5	2,242.5
Per share (2)	0.82	0.13	3.44	3.93
Adjusted net earnings from operations (1)	242.9	142.6	755.9	355.3
Per share (1) (2)	0.43	0.24	1.31	0.62
Dividends declared	44.9	19.0	81.8	21.8
Per share (2)	0.0800	0.0325	0.1450	0.0375
Net debt (1)	1,198.3	2,138.8	1,198.3	2,138.8
Net debt to adjusted funds flow from operations (1) (3)	0.6	1.7	0.6	1.7
Weighted average shares outstanding
Basic	563.6	582.0	570.6	564.9
Diluted	567.4	587.1	575.2	570.7
Operating
Average daily production
Crude oil and condensate (bbls/d)	91,762	92,206	91,989	98,298
NGLs (bbls/d)	17,198	18,176	16,793	16,719
Natural gas (mcf/d)	144,356	130,823	137,277	110,604
Total (boe/d)	133,019	132,186	131,662	133,451
Average selling prices (4)
Crude oil and condensate ($/bbl)	111.46	82.45	119.81	74.54
NGLs ($/bbl)	43.83	45.24	47.33	40.12
Natural gas ($/mcf)	6.55	4.29	6.69	4.07
Total ($/boe)	89.66	67.99	96.72	63.30
Netback ($/boe)
Oil and gas sales	89.66	67.99	96.72	63.30
Royalties	(12.33)	(8.35)	(13.08)	(8.07)
Operating expenses	(15.12)	(12.97)	(14.86)	(12.93)
Transportation expenses	(2.93)	(2.52)	(2.83)	(2.41)
Operating netback (1)	59.28	44.15	65.95	39.89
Realized loss on commodity derivatives	(9.82)	(7.26)	(15.20)	(6.74)
Other (5)	(2.35)	(4.50)	(3.19)	(4.48)
Adjusted funds flow from operations netback (1)	47.11	32.39	47.56	28.67
Capital Expenditures
Capital acquisitions (6)	88.2	0.9	89.4	937.2
Capital dispositions (6)	(244.1)	(3.8)	(284.8)	(98.9)
Development capital expenditures
Drilling and development	280.8	161.3	651.8	324.8
Facilities and seismic	27.7	25.8	57.9	69.9
Total	308.5	187.1	709.7	394.7
Land expenditures	5.7	1.2	15.0	4.1
(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "excess cash flow", "discretionary excess cash flow", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations" and "leverage ratio"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital (surplus) deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback, total netback and adjusted funds flow from operations netback:

	Three months ended September 30			Nine months ended September 30
($ millions)	2022	2021	% Change	2022	2021	% Change
Oil and gas sales	1,097.3	826.7	33	3,476.5	2,306.1	51
Royalties	(150.9)	(101.5)	49	(470.0)	(294.0)	60
Operating expenses	(185.0)	(157.7)	17	(534.2)	(471.1)	13
Transportation expenses	(35.9)	(30.6)	17	(101.7)	(87.9)	16
Total operating netback	725.5	536.9	35	2,370.6	1,453.1	63
Realized loss on commodity derivatives	(120.2)	(88.2)	36	(546.2)	(245.6)	122
Total netback	605.3	448.7	35	1,824.4	1,207.5	51
Other (1)	(28.8)	(54.8)	(47)	(114.8)	(163.1)	(30)
Total adjusted funds flow from operations netback	576.5	393.9	46	1,709.6	1,044.4	64
(1) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

	Three months ended September 30			Nine months ended September 30
($ millions)	2022	2021 (1)	% Change	2022	2021 (1)	% Change
Cash flow from operating activities	647.0	414.2	56	1,602.7	1,003.4	60
Changes in non-cash working capital	(79.3)	(23.7)	235	86.8	17.5	396
Transaction costs	2.9	0.4	625	3.3	12.2	(73)
Decommissioning expenditures (2)	5.9	3.0	97	16.8	11.3	49
Adjusted funds flow from operations	576.5	393.9	46	1,709.6	1,044.4	64
Capital expenditures	(324.2)	(198.1)	64	(762.5)	(433.2)	76
Payments on lease liability	(5.1)	(5.4)	(6)	(15.3)	(15.6)	(2)
Decommissioning expenditures	(5.9)	(3.0)	97	(16.8)	(11.3)	49
Other items (3)	(7.6)	14.1	(154)	(14.2)	21.7	(165)
Excess cash flow	233.7	201.5	16	900.8	606.0	49
Dividends (4)	(44.9)	(19.0)	136	(81.8)	(21.8)	275
Discretionary excess cash flow	188.8	182.5	3	819.0	584.2	40
(1) Comparative period revised to reflect current year presentation.
(2) Excludes amounts received from government subsidy programs.
(3) Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts and transaction costs. Other items exclude net acquisitions and dispositions.
(4) Dividends is equivalent to base dividends as there were no special dividends declared in the three and nine months ended September 30, 2022 and September 30, 2021.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. It is used as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.

The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	September 30, 2022	December 31, 2021	% Change
Accounts payable and accrued liabilities	503.8	450.7	12
Dividends payable	44.9	43.5	3
Long-term compensation liability (1)	45.9	42.6	8
Cash	(225.5)	(13.5)	1,570
Accounts receivable	(400.0)	(314.3)	27
Prepaids and deposits	(17.0)	(7.4)	130
Adjusted working capital (surplus) deficiency	(47.9)	201.6	(124)
(1) Includes current portion of long-term compensation liability and is net of equity derivative contracts.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2022	December 31, 2021	% Change
Long-term debt (1)	1,456.8	1,970.2	(26)
Adjusted working capital (surplus) deficiency	(47.9)	201.6	(124)
Unrealized foreign exchange on translation of US dollar long-term debt	(210.6)	(166.8)	26
Net debt	1,198.3	2,005.0	(40)

(1) Includes current portion of long-term debt.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2022	2021	% Change	2022	2021	% Change
Net income	466.4	77.5	502	1,981.5	2,242.5	(12)
Amortization of E&E undeveloped land	1.2	14.3	(92)	12.4	41.4	(70)
Impairment reversal	—	—	—	(1,484.9)	(2,514.4)	(41)
Unrealized derivative (gains) losses	(349.5)	3.2	(11,022)	(117.3)	228.5	(151)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	76.9	25.9	197	43.8	(23.9)	(283)
Unrealized (gain) loss on long-term investments	—	3.0	(100)	—	(3.1)	(100)
Gain on sale of long-term investments	—	(7.0)	(100)	—	(7.0)	(100)
Gain on capital dispositions	(23.3)	(1.9)	1,126	(26.1)	(58.4)	(55)
Deferred tax adjustments	71.2	27.6	158	346.5	449.7	(23)
Adjusted net earnings from operations	242.9	142.6	70	755.9	355.3	113

Excess cash flow forecasted for 2022 and 2023 are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2022.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: 2023 guidance of expected to generate $1.1 to $1.5 billion of excess cash flow at US$75/bbl to US$85/bbl WTI; 2023 development capital expenditures of $1.0 to $1.1 billion; enhanced long-term sustainability; 2023 budget and five-year outlook generating significant excess cash flow and returns for shareholders; generating significant excess cash flow and returns for shareholders; attractive asset level returns in the Kaybob Duvernay; payout of third fully operated multi-well pad in the Kaybob Duvernay at current commodity prices; significant running room in the Kaybob Duvernay; plans to increase the proportion of capital allocated to the Kaybob Duvernay within the five-year plan; Kaybob-Duvernay production expected to grow in a disciplined manner from approximately 35,000 boe/d in 2022 to over 50,000 boe/d by 2027, subject to commodity price; benefits of decline mitigation projects; innovations in well design; 2022 development capital expenditures; the Company's 2023 budget is fully funded at less than US$50/bbl WTI including base dividend; Crescent Point expects to achieve 2023 production guidance with spending toward the lower end of its budget based on projected costs in the current commodity price environment; 2023 budget allocation; drilling plans and programs; 2023 budget allocations by area; plans to continue to focus on low risk, high-return development, advancement of its decline mitigation programs and further expansion of the economic boundaries within certain assets; 2023 budget allocations to long-term projects, and the benefits thereof; 2023 significant returns to shareholders, including a further improvement in the Company's leverage ratio to less than 0.3 times net debt to adjusted funds flow; hedging plans and the extent of hedging; five-year outlook, expected to generate approximately $5.0 to $6.0 billion of cumulative after-tax excess cash flow from 2023 to 2027, at US$75/bbl to US$85/bbl WTI, assuming annual average production increasing to approximately 145,000 boe/d by 2027, subject to commodity prices, creating long-term value for shareholders through a combination of returning capital, and continually enhancing the sustainability of the business on a per-share basis; 2022 and 2023 guidance including: expected total annual average production, capital expenditures (including development capital expenditures and capitalized administration) and other information for 2022 and 2023 guidance including reclamation activities, capital lease payments, annual operations expenses and royalties; and the Company's return of capital outlook, including base dividend and additional returns of capital (% of discretionary excess cash flow).

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2021. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2021 which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2021, and for the quarter ended September 30, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended September 30, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this presentation are Crescent Point's 2022 and 2023 guidance in respect of capital expenditures and average annual production, 5-year outlook, and 2022 and 2023 expectations, which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three and nine months ended September 30, 2022 and September 30, 2021 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Light & Medium Crude Oil (bbl/d)	12,347	15,046	14,477	18,651
Heavy Crude Oil (bbl/d)	4,102	4,199	4,080	4,196
Tight Oil (bbl/d)	54,030	58,233	54,455	64,689
Total Crude Oil (bbl/d)	70,479	77,478	73,012	87,536

NGLs (bbl/d)	38,481	32,904	35,770	27,481

Shale Gas (mcf/d)	134,049	117,339	126,892	98,959
Conventional Natural Gas (mcf/d)	10,307	13,484	10,385	11,644
Total Natural Gas (mcf/d)	144,356	130,823	137,277	110,603

Total (boe/d)	133,019	132,186	131,662	133,451

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback" and "payout". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Payout is the point at which all costs associated with leasing, exploring, drilling and operating have been recovered from the production of a well. It is an indication of profitability. In this press release payout is based upon the booked 2P type-well data prepared by McDaniel & Associates Consultants Ltd. having an effective date of December 31, 2021.

Initial production is for a limited time frame only (30 days) and may not be indicative of future performance.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q3-2022-results-and-2023-budget-301659334.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2022/26/c6700.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 26-OCT-22